March 22, 2022

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File No. 333-258233

Dear Ms. Bentzinger,
On November 26, 2021, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to AI Quality Dividend ETF, a series of the Trust (the “Fund”). On January 11, 2022, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please confirm that the Registrant will add the ticker symbol of the Fund to EDGAR with the next filing.
Response. The Registrant so confirms.
Comment 2. Please remove the word “dividend” to the Fund’s name or add an 80% policy for investments in dividend producing securities in accordance with Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”).
Response. The Registrant has added an 80% policy to the Fund’s strategy.
Prospectus:
Summary
Comment 3. Please provide a completed fee table and expense example in before effectiveness.
Response. The Registrant has provided the information requested below:

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■  Dallas, TX ■  Tel 214.665.3685

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.
Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Other Expenses[1]	0.63%
Total Annual Fund Operating Expenses	1.08%
Fee Waiver and/or Expense Limitation[2]	(0.59)%
Total Annual Fund Operating Expenses	0.49%
1. Estimated for the current fiscal year.
2. Cavalier Investments, LLC, d/b/a Adaptive Investments (the “Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor) to not more than 0.49% of the average daily net assets of the Fund through March 31, 2023, and may be terminated by the Board of Trustees at any time. The Advisor cannot recoup from the Fund any amounts paid by the Advisor under the expense limitation agreement. Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to expenses that are not waived under the expense limitation agreement.
Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through March 31, 2023. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$50	$285

Comment 4. In the introduction to the fee table, please bold the second sentence.
Response. The Registrant has made the revision requested.
Comment 5. In the fee table, please add a footnote to other expenses and acquired fund fees and expenses that expenses are estimated.
Response. The Registrant has added the disclosure requested.
Comment 6. Please confirm that the expense limitation agreement will be in place for at least a year from the date of the prospectus.
Response. The Registrant so confirms.
Comment 7. In the last sentence of the third paragraph of “Principal Investment Strategies,” please disclose the maximum that may be invested in cash.

Response. The Registrant has added the disclosure requested.
Comment 8. In “Principal Investment Strategies,” please add that the Fund will be concentrated in industrials and financial companies.
Response. The Registrant has added the disclosure requested.
Comment 9. In “Principal Risks of Investing in the Fund,” please consider adding risk for dividend paying securities.
Response. The Registrant has added the disclosure requested.
Comment 10. In “Principal Risks of Investing in the Fund,” please remove references to “Portfolio Funds” or add it to the strategy.
Response. The Registrant has removed the references to Portfolio Funds.
Comment 11. In “Principal Risks of Investing in the Fund – Derivatives Risk,” please revise the disclosure to reference the specific derivatives in which the Fund will invest (options and covered calls).
Response. The Registrant has revised the disclosure as requested.
Comment 12. In “Principal Risks of Investing in the Fund,” consider whether the Fund’s risk related to ETF Structure is appropriately placed with respect to its relative importance.
Response. The Registrant has moved the risk to be between Market Risk and COVID-19 Risk.
Comment 13. In “Principal Risks of Investing in the Fund – ETF Structure Risk,” please revise the disclosure regarding trading issues to include that he absence of an active trading market for the Fund’s shares could, in turn, lead to a heightened risk of differences between the market price of the Fund’s shares and the underlying value of those shares, which would be reflected in a wider bid-ask spread.
Response. The Registrant has revised the disclosure as requested.
Comment 14. Please supplementally identify the broad based securities index that the Fund will utilize for a comparison when it has performance information to report. Please note that the Russell 1000 Dividend Select Equal Weight Index would not be considered an appropriate index for this purpose.
Response. The Advisor has confirmed to the Registrant that it will use Russell 1000 Value Index as the primary index for its performance comparison.
Additional Information About the Fund’s Investment Objective, Principal Investment Strategies, and Risks
Comment 15. In “Principal Investment Strategies”, if the Fund adds an 80% investment policy for investments in dividend paying securities, include disclosure that, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to determine compliance with its 80% policy. In addition, if the Fund will include derivatives as part of its 80% test, state that those derivatives will be valued on a mark to market basis.

Response. The Registrant included the disclosure regarding investment companies. The Advisor has confirmed to the Registrant that derivatives will not be included as part of the 80% test.
Comment 16. In the second paragraph of “Principal Investment Strategies”, it states that the Index is designed to track the equity market performance of large capitalization companies that have increased their dividend payments over a period of ten years, but the summary states 8-10 years. Please reconcile the inconsistency.
Response. The Registrant revised the Item 9 disclosure to state 8-10 years.
Comment 17. In the first sentence of the third paragraph of “Principal Investment Strategies”, it references the Advisor’s proprietary model. Please add more fulsome disclosure regarding this model and the factors considered by the model.
Response. The Advisor has confirmed to the Registrant that the Adviser’s proprietary model uses the metrics described for the risk management strategy, so the Registrant has revised the disclosure to make that clearer.
Comment 18. In the third paragraph of “Principal Investment Strategies”, please provide more details regarding how the risk management strategy works and the metrics used to make decisions.
Response. The Registrant has revised the disclosure as requested.
Comment 19. In the fourth paragraph of “Principal Investment Strategies”, please include a discussion of covered calls like is in the summary.
Response. The Registrant has revised the disclosure as requested.
SAI:
Comment 20. Please consider updating the disclosure regarding fund of funds investing and derivatives to describe the requirements of the new rules on those investments such as removing references to exemptive relief.
Response. The Registrant has updated the disclosure as requested.
Comment 21. With respect to the reference to limiting investments in illiquid securities to 15% of the Fund’s assets, please revise the disclosure to reference illiquid “investments” rather than illiquid “securities”.
Response. The Registrant has revised the disclosure as requested.

Comment 22. In the beginning of the third paragraph of the section “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” please remove the word “absolute” from the first sentence and the statements in romanette (iv) and (vi). Please also include disclosure that the listed circumstances where the Fund may revoke creation orders is subject to the requirement that such actions do not result in the suspension of sales of creation units in contravention of Rule 6c-11 and the SEC’s position thereunder. Please note that the Staff recognizes that the exiting disclosure may be related to interpretation of prior exemptive relief received by ETFs, but, as discussed in the proposing release for Rule 6c-11, with the new rule, an ETF generally may only suspend redemptions for a limited time and only under extraordinary circumstances such as when the markets on which the ETFs portfolio holdings are traded are closed for limited period of time. In addition, in the adopting release for Rule 6c-11, the Staff expressed its position that, if the suspension of creations would impair the arbitrage mechanism of the ETF such that it could lead to significant deviations between what retail investors pay or receive in the secondary market and the ETF’s net asset value, such a result would run counter to the basis for relief and Section 22(d) and 22(c)(1) of the 1940 Act and, therefore, would be inconsistent with Rule 6c-11.
Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle
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